EXHIBIT 4(b).4
DuPont Retirement Savings Plan: Excerpt from Enrollment Booklet
DuPont Retirement
Savings Plan
Eligibility
As a DuPont employee or employee of a participating subsidiary, you are immediately eligible to participate in the DuPont Retirement Savings Plan.
Enrollment
Contact Merrill Lynch to enroll in the Plan, and to elect how much you want to contribute and how you want it to be invested. You can enroll by logging on to Benefits OnLine at www.benefits.ml.com or calling the Retirement Service Center at (877) 337-5267. (For more about enrollment, see page 11.)
Your Contributions
Before-tax Contributions: You can authorize from 1% to 100% of your eligible compensation (as described in the Plan) to be deducted from your paychecks on a before-tax basis.
After-tax Contributions: You can also authorize from 1% to 100% of your eligible compensation to be deducted from your paychecks on an after-tax basis.
Your combined before-tax and after-tax contributions cannot exceed 100% of your eligible compensation.
The percentage(s) you elect will be applied to your total eligible pay, but contributions will be withheld only to the extent money is left after other deductions, such as taxes, contributions to BeneFlex, and other employer plans, loan repayments, and union dues. You may change your contribution rates on any day.
Note that if you do not make any election, either to participate in the Plan or not, you will be enrolled automatically (see More About Enrollment section on page 11 for details).
Company Contributions

Company Match: Your employer will match 100% of your before-tax and/or after-tax contributions, up to 6% of eligible compensation.
Retirement Savings: Your employer is also making Retirement Savings contributions on your behalf. The Retirement Savings contribution is currently 3% of eligible pay, contributed to your account monthly.

Plan Limits
Contributions, both yours and your employer’s, are subject to certain limitations under federal tax law, including an annual maximum limit on your before - tax contributions ($15,500 for 2007). If you are age 50 or older during the calendar year and make the maximum allowable contribution to the plan, you are entitled to make an additional “catch-up” contribution to help make up for smaller contributions you may have made earlier in your career. The maximum catch-up contribution is $5,000 for 2007.
For 2007, annual additions to plan (including both employee and employer contributions and forfeitures) may be as high as $45,000 (or 100% of compensation, if less). If you are age 50 or older, this limit is increased by the maximum allowable catch-up contribution.
After-tax contributions for highly compensated employees may be limited by the Plan administrator to pass certain IRS fairness tests.
More About Enrollment
If you take no action, you will automatically be enrolled in the Retirement Savings Plan at a 3% deferral rate on a before-tax basis, and your assets will be invested in the Moderate Asset Allocation Portfolio (see page 27). Your automatic plan enrollment also includes automatic increases in before-tax contribution of 1% annually, up to a maximum of 6% of pay. If you do not elect either to contribute or not to participate within 60 days from your date of hire, you will be considered to have elected to contribute at the 3% deferral rate, with 1% annual increases.
You may make changes to these automatic elections or elect not to participate at any time by logging on to Benefits OnLine at www.benefits.ml.com or calling the Retirement Service Center at (877) 337-5267.
You’ll receive a confirmation statement when you enroll and whenever you make changes to your elections. After your elections take effect, all Plan provisions will apply to the withdrawal and distribution of your account, including any tax penalties.
Rollovers
Rollovers from another retirement plan or IRA may be accepted by the Plan.

Investment Direction
You give investment directions for your Plan account by selecting from investment choices provided under the Plan. If you are enrolled automatically, your account will be invested in the Moderate Asset Allocation Portfolio. The Investments section of this brochure beginning on page 18 describes the Plan’s investment options.
As a plan participant, you may change the way your future contributions are invested as frequently as once each business day. In addition, you may transfer your accumulated savings from one investment option to another once each business day as well, subject to certain restrictions. Transactions may be made by accessing your account using Benefits OnLine at www.benefits.ml.com, or by calling the Retirement Service Center at (877) 337-5267.
Please be aware that mutual fund companies can decide, on a fund-by-fund basis, to impose a trading restriction or a “redemption fee” for selling shares of a fund before meeting a holding period set by the fund company. More about trading restrictions and redemption fees can be found on page 15, but see below for the funds in the Plan affected by these restrictions.
Funds affected by trading restrictions:
•	BlackRock Global Growth Fund (Class I Shares)

•	BlackRock International Value Fund (Class I Shares)

•	Merrill Lynch International Index Trust
Plan account holders who purchase an interest (invest) in one of these funds must hold that interest for at least 15 trading days. Account holders who sell an interest in the fund (e.g., transfer assets to another fund) may not purchase any additional interest in that same fund for 15 trading days.
Funds affected by redemption fees:
•	Franklin Balance Sheet Investment Fund (Advisor Class)

•	Franklin Growth Fund (Advisor Class)

•	Franklin Small-Mid Cap Growth Fund (Advisor Class)

•	Templeton Foreign Fund (Advisor Class)

•	Templeton Growth Fund (Advisor Class)
Plan account holders who purchase an interest (invest) in one of these funds and liquidate (sell) within 7 days are subject to a 2% redemption fee.
You will be notified of any change in these controls or fees. The Plan may also restrict trading in other funds for a participant whose trading becomes disruptive.

Diversification of Investments and Company Stock
Federal law provides specific rights concerning investments in employer securities (company stock). Because you may now or in the future have investments in company stock under the Retirement Savings Plan of E. I. du Pont de Nemours & Company, you should take the time to read this notice carefully. The Pension Protection Act of 2006 requires all plans that offer employer stock as an investment option to provide this notice. This requirement applies to all plans, even plans such as the DuPont Retirement Savings Plan that do not require any investment in employer stock.
Your Rights Concerning Employer Securities
The Plan allows you to elect to move any portion of your account that is invested in company stock from that investment into other investment alternatives under the Plan at any time. This right extends to all of the company stock held under the Plan. You may contact Merrill Lynch by calling (877) 337-5267 or by visiting their Web site at www.benefits.ml.com for specific information regarding this right, including how to make this election. In deciding whether to exercise this right, you will want to give careful consideration to the information below that describes the importance of diversification. All of the investment options under the Plan are available to you if you decide to diversify out of company stock.
The importance of Diversifying Your Retirement Savings
To help you achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can provide growth potential, while lowering your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification does not ensure a profit and is not a guarantee against loss, it is an effective strategy to help you manage investment risk.
In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizon for meeting their goals, and different tolerances for risk. Therefore, you should carefully consider the rights described in this notice and how these rights affect the amount of money that you invest in company stock through the Plan. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your investment choices remain appropriate for your risk tolerance and your retirement goals.

Section 404(c) of the Employee Retirement Income Security Act of 1974 (ERISA)
The DuPont Retirement Savings Plan (“RSP”) is intended to comply with section 404(c) of the Employee Retirement Income Security Act of 1974 (“ERISA”). This means that the Plan permits participants to direct the investment of their plan accounts, and, as long as the Plan satisfies the requirements of section 404(c), the parties that otherwise would be responsible for investment decisions are protected from liability if any losses occur as a result of participants’ directions. To comply with section 404(c), the Plan must permit you to choose from among a broad range of investment options and must provide certain information about the Plan and the investment options. In addition to the information in this booklet, you may request the following information:
•	a description of the annual operating expenses of any of the investment options that reduce the rate of return

•	copies of any prospectuses, financial statements, and any other materials provided to the Plan in connection with the investment options

•	a list of the identity and value of assets in the portfolio of each investment option that is not a mutual fund, including, for any fixed rate insurance contracts issued by a bank or insurance company, the name of the insurer and the term and rate of the contract

•	information on the value of shares or units in each investment option, the past and present performance of the option, and the value of shares held in your account
All sales and exchange fees normally associated with any of the mutual funds and collective trusts offered through the Plan are waived for participants. However, you do pay fees for all the investment options offered in the Plan, including investment management fees, commissions for buying and selling DuPont stock, dividend reinvestment fees and rebalancing fees for the asset allocation funds. A portion of the mutual fund investment management fees is paid to Merrill Lynch to pay for recordkeeping service for the Plan.
The RSP Investment Committee is the named fiduciary responsible for making sure this information is provided. To request any of this information, call the Retirement Service Center at Merrill Lynch at (877)337-5267. The RSP Investment committee may be contacted directly at 1007 Market Street, Wilmington, DE 19898, (302)774-1000.
Also, you may find the number of shares and value of assets held in your account on your participant account statement, or obtain it from Merrill Lynch online at www.benefits.ml.com or by calling the Retirement Service Center.

Transaction and Redemption Fees and Trading Limitations
Note that a commission of 7 cents per share applies to all purchases and sales of E.I.du Pont de Nemours and Company common stock.
Additionally, the Securities and Exchange Commission has taken steps to help discourage the practice of short-term trading of mutual funds, also called “market timing,” which can hurt fund performance at the expense of long-term investors. Mutual fund companies can decide, on a fund-by-fund basis, to impose a trading restriction or a “redemption fee” for selling shares of a fund before meeting a holding period set by the fund company. All redemption fees go back into the specific fund affected in each case to help offset the costs incurred by excessive trading.
Three funds in your Plan currently impose trading restrictions, and five funds impose redemption fees. Other funds could implement these restrictions or fees at some point in the future. For more about the funds currently affected by these restrictions and fees, see page 12. For further information, review the funds’ prospectuses, log on to www.benefits.ml.com, or call the Retirement Service Center at (877) 337-5267.
Voting, Tender and Similar Rights
You will have the right to exercise any voting or tender decisions with respect to mutual fund shares and DuPont stock held in your account. If there is a voting decision with respect to any mutual fund, you will receive a proxy from Merrill lynch or directly from the mutual fund sponsor, along with instructions on how to vote. For DuPont stock, you will receive a proxy card from Merrill Lynch and you will be asked to return your proxy directly to Merrill Lynch. No one at DuPont will be able to find out how you vote your shares. The RSP Investment Committee is the fiduciary responsible for ensuring that these confidentiality procedures are followed. Except for a tender offer, if you do not return a proxy exercising your DoPont shares, The RSP Investment Committee will hire Wilmington Trust (or another independent fiduciary) to decide how to vote your DuPont shares. Wilmington Trust (or the other independent fiduciary) will be the fiduciary responsible for making voting decisions for shares of DuPont stock for which participant voting instructions are not exercised. For a tender offer, you are the fiduciary for your shares and if you do not return a tender election, your nonresponse will be considered an election of the default option.
Vesting
Your right to your account balance is called vesting. you are always 100% vested in your before-tax contribution, after-tax contributions, company matching contributions, and any amounts you roll over to the plan (each as adjusted for any earnings or losses on those contributions). In general, your company Retirement Savings contributions are vested after three years of company service.
Company Matching Contributions:
Fully and Immediately Vested
Company Retirement Savings Contributions:

Years of Service	Vesting Percentage
Less than 3	0%
3 or more	100%

Loans
You will be permitted to borrow against your vested Plan account balance. The maximum amount you may borrow is the lesser of:
(1)	$50,000 minus your highest outstanding loan balance from the Plan during the past year, or

(2)	50% of your vested account balance attributable to your contribution and the company match, minus any outstanding loan balance you may have.
Retirement Savings Contributions and earnings are not available for loans. The minimum amount you may borrow is $1,000.
A fee of $150 is assessed for each loan you initiate. Fees are drawn from your Plan account.
You may have two loans outstanding at any time. You can repay each loan by payroll deduction over a five-year period. You can repay a loan over a period of 10 years if it is for the purchase of your Principal residence
Withdrawals
You may withdraw your after-tax contributions and/or rollover contributions (adjusted for any earnings or losses) at any time. Employer Matching Contributions may be withdrawn at age 59 1/2 or upon separation from service (adjusted for any earnings or losses). However, any earnings in your after-tax account may be subject to a 10% tax penalty if you take a withdrawal from the plan prior to age 59 1/2 .Vested Retirement Savings contributions (adjusted for any earnings and losses) may not be withdrawn from the plan prior to separation from service.
While the plan is intended to serve you principally as a retirement savings mechanism, you can withdraw before-tax contributions prior to your separation from service if you experience an extreme financial hardship. Financial hardships, as defined by the government, include:
•	buying your primary residence;

•	paying tuition and related fees for up to one year of post-secondary education for yourself, your spouse or your dependents;

•	paying burial or funeral expenses for your spouse or your dependents;

•	paying certain medical expenses for yourself , your spouse or your dependents;

•	paying expenses for the repair of damage to your primary residence; or

•	preventing eviction from or foreclosure on your primary residence.
Income taxes are due upon withdrawal. You may also be subject to a 10% tax penalty if you take a withdrawal from the Plan prior to age 59 1/2 . If you take a hardship withdrawal, you may not make contributions to the Plan for 6 months.

Distributions
You and your beneficiary may receive a distribution of your account balance following your separation from service in a lump sum or installments.

Generally, a distribution can be directly rolled over from the Plan to an IRA or another employer’s plan that accepts rollovers, which can provide for continued deferral of taxes.
ESOP Dividends
You may elect to have the dividends paid on your DuPont company stock distributed to you in cash or reinvested by the Plan in DuPont stock. You can make or change this election by accessing Benefits OnLine at www.benefits.ml.com or by calling Merrill Lynch at (877) 337-5267. If you do not make an election, your ESOP dividends will be reinvested in DuPont stock.
Managing Your Account
You will receive a personalized account statement every quarter. The statement shows your account balance as well as any contributions and investment gains or losses credited to your account during the reporting period. For your convenience, account statements and confirmations are available online. If you would like to eliminate hard-copy mailing altogether, log on to Benefits OnLine at www.benefits.ml.com to choose online delivery. You will then receive an e-mail notification when your statement and/or confirmation is available online.
This material is only a general outline of the Plan. You are encouraged to read the Summary Plan Description to obtain more detailed information regarding the Plan’s operation. This document gives you information you need to make educated decisions about joining the Plan and maintaining a Plan account. If a provision described in this outline differs from the applicable provision of the Plan documents, the Plan documents prevail.